
07004513


SEC MAIL
RECEIVED
PROCESSING
FEB 2 8 2007
WASH, D.C.
213
SECTION

AB 3/15

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34082

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Financial Equity Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7373 N. Scottsdale Rd., Suite D-120
(No. and Street)

Scottsdale, AZ 85253
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R.C. Acosta, CPA, PC
(Name – *if individual, state last, first, middle name*)

11333 N. Scottsdale Rd., #130, Scottsdale, AZ 85254
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/16/07

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George Fischer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Financial Equity Corporation, as of [illegible], 20[illegible], are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Kristi Brady
Notary Public - Arizona
Maricopa County
My Commission Expires
August 18th, 2008

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

See Note E to the Financial Statements

Consolidated
Financial Statements
Independent Auditors' Report
and Supplemental Reports/Schedules

First Financial Equity Corporation and Subsidiaries

BD# 16507

Year Ended December 31, 2006

CONTENTS

	Page
Annual Audited Report Form X-17A-5 Part III	3
Independent Auditors' Report	5
Financial Statements	
Consolidated Statement of Financial Condition	6
Consolidated Statement of Income	8
Consolidated Statement of Changes in Shareholders' Equity	9
Consolidated Statement of Cash Flows	10
Notes to Financial Statements	12
Additional Information	
Consolidated Schedule of General and Administrative Expenses	23
Supplemental Schedule of Computation of Net Capital for Brokers and Dealers (Unconsolidated) Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	24
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5	25

RCA
R.C. Acosta, CPA, PC
Certified Public Accountant
A Professional Corporation

11333 N. Scottsdale Road, Suite 130
Scottsdale, Arizona 85254
480·951·5080
FAX 480·951·2541

Independent Auditors' Report

Board of Directors
First Financial Equity Corporation

We have audited the accompanying consolidated statement of financial condition of First Financial Equity Corporation and Subsidiaries (the Company) as of December 31, 2006, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Financial Equity Corporation and Subsidiaries as of December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of general and administrative expenses is presented for purposes of additional analysis and is not a required part of the basic financial statements. The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

This report is intended solely for the information and use of the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. and is not intended to be and should not be used by anyone other than these specified parties.



Scottsdale, Arizona
February 27, 2007

Member:
American Institute of Certified Public Accountants
Arizona Society of Certified Public Accountants

LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts Payable	$ 12,709
Short Sale Obligations	3,500
Due to Employees	23,741
Other Accrued Expenses	229,863
Capital Lease Obligation	10,942
Total Liabilities	280,755
Commitments and Contingencies	---
SHAREHOLDERS' EQUITY	
Common Stock, $.01 Par Value, 100,000 Shares Authorized, Issued, and Outstanding	1,000
Paid In Capital	50,792
Minority Interest	1,245
Retained Earnings	1,222,345
Total Shareholders' Equity	1,275,382
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,556,137

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARIES
Consolidated Statement of Income
For the Year Ended December 31, 2006

REVENUES		
Commissions	$	6,846,312
Principal transactions (loss)		(52,181)
Investment Advisory Fees		1,584,395
Interest Income		54,898
Other Income		221,873
Total Revenues		8,655,297
OPERATING EXPENSES		
Clearing Charges		321,988
Commissions and Bonuses		4,737,508
General and Administrative		3,478,928
Advertising		13,104
Interest Expense		4,377
Total Operating Expenses		8,555,905
INCOME PRIOR TO MINORITY INTEREST		99,392
LESS MINORITY INTEREST		(15,009)
NET INCOME	$	84,383

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARIES
Consolidated Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2006

	Common Stock	Paid In Capital	Members Equity - Minority Interest	Retained Earnings
Balances December 31, 2005	$ 1,000	$ 50,792	$ 1,245	$ 1,220,962
Net Income			15,009	84,383
Additional Paid In Capital		-	-	-
Shareholder/Member Distributions		-	(15,009)	(83,000)
Balances December 31, 2006	$ 1,000	$ 50,792	$ 1,245	$ 1,222,345

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARIES
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2006

Cash Flows from Operating Activities:	
Net Income Prior to Minority Interest	$ 99,392
Adjustments to Reconcile Net Income to Net Cash Provided by (Used in) Operating Activities:	
Depreciation	20,253
Unrealized (Gain)/Loss on Securities Owned	66,605
(Increase) Decrease in Deposits with Clearing Organizations	(218)
(Increase) Decrease in Securities Owned	(22,355)
(Increase) Decrease in Due from Correspondent Brokers	(9,181)
(Increase) Decrease in Commissions Receivable	(2,637)
(Increase) Decrease in Advances - Employees	3,000
(Increase) Decrease in Accounts Receivable	(4,854)
(Increase) Decrease in Prepaid Expenses	(8,327)
(Increase) Decrease in Interest Receivable - Shareholders	3,791
(Increase) Decrease in Interest Receivable - Affiliate	9,125
(Increase) Decrease in Deposits	(12,754)
Increase (Decrease) in Accounts Payable	(2,015)
Increase (Decrease) in Margin Account Payable	3,500
Increase (Decrease) in Due to Employees	23,741
Increase (Decrease) in Accrued Client Settlements	(90,000)
Increase (Decrease) in Other Accrued Expenses	108,938
Total Adjustments	86,612
Net Cash Provided by (Used in) Operating Activities	186,004

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARIES
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2006

Cash Flows from Investing Activities:	
Payments for Advances to Shareholders (net)	(44,787)
Payments for Advances - Affiliate (net)	(67,566)
Purchase of Property and Equipment	(19,687)
Net Cash Provided by (Used in) Investing Activities	(132,040)
Cash Flows from Financing Activities:	
Payment of Member Distributions	(83,000)
Payment for Distribution to Minority Interest in Subsidiary	(15,009)
Payments on Capital Lease Obligation	10,942
Net Cash Provided by (Used in) Financing Activities	(87,067)
Net Decrease in Cash and Cash Equivalents	(33,103)
Cash and Cash Equivalents at Beginning of Year	492,008
Cash and Cash Equivalents at End of Year	$ 458,905
Supplemental Disclosure of Cash Flow Information:	
Cash Paid During the Year for Interest	$ 5,131

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS

A summary of First Financial Equity Corporation and its subsidiaries, Mortgages at First Financial, L.L.C. and FFEC Insurance Marketing, L.L.C (the Company's) significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

Organization and Nature of Operations

First Financial Equity Corporation (an Arizona S-Corporation) (FFEC) engages in the business of conducting trades for clients and direct participation programs involving the private placement of interest in real estate and other securities. The Company operates as a non-clearing broker-dealer, is registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD), and is subject to federal and state securities laws. The Company processes its trades through one clearing broker-dealer. The Company has its main office and its office of supervisory jurisdiction located in Scottsdale, Arizona. Satellite offices are also operated in Sun City, Arizona, Tucson, Arizona, and Dallas, Texas. The Company was incorporated on May 1, 1985 and began operations on that date. The Company has adopted a fiscal year end of December 31.

FFEC's wholly owned subsidiary, Mortgages at First Financial, L.L.C. (an Arizona limited liability company) (MFF) engages in the business of mortgage brokerage. MFF is approved and regulated by the State Banking Department of Arizona. The managing member for MFF is FFEC.

FFEC's majority-owned subsidiary, FFEC Insurance Marketing, L.L.C. (an Arizona limited liability company) (FFEC IM) engages in the business of insurance policy sales. FFEC IM is approved and regulated by the Arizona Department of Insurance. The managing member for FFEC IM is Richard Saine (minority member).

Methods of Accounting

The Company has adopted the accrual basis of accounting for financial statement purposes and cash basis for income tax purposes. Separate tax returns are prepared for First Financial Equity Corporation, Mortgages at First Financial, L.L.C. and FFEC Insurance Marketing, L.L.C.

Principles of Consolidation

FFEC is the sole owner of the membership interest of its wholly owned subsidiary, MFF, and accounts for its interest under the consolidated method of accounting. Under the consolidated method of accounting, any material intercompany transactions or balances are eliminated in consolidation.

First Financial Equity Corporation (FFEC) acquired a 51% membership interest of its subsidiary, FFEC Insurance Marketing, L.L.C. (FFEC IM); and accounts for its interest under the consolidated method of accounting. Under the consolidated method of accounting, any material intercompany transactions or balances are eliminated in consolidation. Minority interest is shown as a decrease to income prior to minority interest on the consolidated statement of income.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS (continued)

Bad Debts

The Company uses the direct write-off method regarding accounts receivable and loans receivable. For the year ended December 31, 2006, the Company had bad debts of $0.

Pervasiveness of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Securities owned

Securities owned (trading securities) are classified as marketable securities or not readily marketable. Marketable securities are valued at market value, and securities not readily marketable are valued at estimated fair value, as determined by management, with unrealized gains and losses accounted for in the current income/(loss). In computing the realized gains and losses on sale of securities, the Company uses the first-in, first out method to identify the basis of the securities sold. For purpose of the statement of cash flows, trading securities are classified as operating activities.

Property and Equipment

Property and equipment are recorded at cost and depreciated over the estimated useful lives of the assets, which range from 3 years to 7 years for financial statement and income tax purposes. The straight-line method is used for financial statement purposes and accelerated Internal Revenue Service methods are used for income tax purposes. Repairs and maintenance are charges to expense and renewals and betterments are capitalized. Depreciation expense for the year ended December 31, 2006 was $20,253.

The Company reviews its property and equipment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the assets. An impairment loss is measured as the amount by which the carrying amount of these assets exceeds its fair value. No impairment loss was recorded during the year December 31, 2006.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS (continued)

Short Sale Obligations

The Company accounts for its short sale obligations as trading securities and are stated at fair market value with unrealized gains and losses accounted for in the current income/(loss) from operations. As of December 31, 2006, the Company had $3,500 in open short sale positions.

Revenues

The Company's main source of revenue is from trading commissions. The Company, as a broker-dealer, records trading commissions gross. The Company processes trades on the stock market for clients. These trades are handled through a third party executing-broker and are cleared through a clearing corporation, which provides the Company with a monthly summary report for all trades conducted. Commissions are earned on each trade. The Company also receives income from commissions paid by mutual funds, insurance and limited partnerships for initial investments and transfers also known as trailers. These funds are earned when transactions are generated by brokers. The mutual funds, insurance companies and limited partnerships issue commission checks to the Company weekly for initial placements. Trailer commissions are generally paid quarterly. The Company also received income from investment banking commissions during the year. For the investment banking commissions, the Company acts as an agent for private placement offerings and earns a commission on the offerings, net of syndicate expenses. Essentially, commissions are earned when the terms of the offering are met, the offering is closed, and cash has been received from the subscriber. In accordance with selling agreements, the payment of commissions is contingent upon the Company's receipt of amounts due from the various offering sponsors in the future periods. A minimum commission is received if the offering does not close. The Company also receives investment advisory fees monthly but are recognized as earned on a pro rata basis over the term of the contract. The Company also receives commissions from the placement of residential mortgages with financing institutions. These commissions are based upon a percentage of the loan as agreed to between the financing institution and the Company.

Advertising Costs

The Company follows the policy of charging the costs of advertising to expense as incurred. The Company had advertising costs of $13,104 for the year ended December 31, 2006.

Income Taxes

Effective April 1, 2000, FFEC elected to be taxed as a Subchapter-S Corporation. Income taxes on net income are payable personally by the shareholders pursuant to elections made under Subchapter-S of the Internal Revenue Code. Accordingly, no current provision has been made for federal or state income taxes.

It is the intent of the members of MFF and FFEC IM that the entities shall always be operated consistent with its treatment as a "partnership" for federal and state tax purposes. No member is to take any action inconsistent with the express intent of the previous statement. The taxable income or loss of MFF and FFEC IM will therefore be reported on the members' income tax returns. Accordingly, no current provision has been made for federal or state income taxes.

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006

NOTE B – RELATED PARTY TRANSACTIONS

Certain amounts arising from transactions with related parties are included in the accompanying financial statements as follows for the year ended December 31, 2006:

Due to/from Related Parties:		
Advances – Affiliate		$ 226,106
Loans to Shareholders		
George Fischer	$ 93,367	
Ross Sindelar	45,235	
		$ 138,602
Loan to Related Party		
M Fischer	$ 9,181	
		$ 9,181
Interest Receivable – Shareholders		
George Fischer		$ 241
Interest Receivable – Affiliate		$ 337
Interest Income from Related Parties:		
Interest Income – Shareholders' Portion		
George Fischer	$ 4,914	
Ross Sindelar	2,729	
		$ 7,643
Interest Income – Affiliate's Portion		$ 13,095

George Fischer is the Company's majority shareholder and Ross Sindelar is a minority shareholder. Fischer Investment Advisors, Inc. (FIA) is an affiliated company by virtue of common ownership. M Fischer is related to the majority shareholder.

During the year FFEC made lease payments on an automobile that is being sub-leased to Ross Sindelar. Payments made by FFEC are being reimbursed by Mr. Sindelar. See Note D – Commitment and Contingencies for Operating Leases for additional information.

NOTE C – NET CAPITAL REQUIREMENTS

FFEC is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Subparagraph (2) of the Rule also provides that the Company must maintain net capital of not less than $250,000. FFEC has elected not to use consolidated amounts for its net capital requirements and therefore did not request approval from the examining authority of the National Association of Securities Dealers, Inc. (NASD). At December 31, 2006, the Company had unconsolidated shareholders' equity of $1,297,202. FFEC had net capital of $676,422, which was $426,422 in excess of its minimum net capital requirement of $250,000. Aggregate indebtedness at December 31, 2006 was $ 276,530.

NOTE D – COMMITMENTS AND CONTINGENCIES

Capital Lease

The Company entered into a capital lease agreement with Graybar Financial Services LLC to acquire a phone system effective June 21, 2006 with a present value of $10,942. The effective interest rate was 14.634%. The economic substance of the lease is that the Company is financing the acquisition through the lease, and accordingly, it is recorded in the Company's assets and liabilities. This lease includes a bargain purchase option at the end of the lease term.

The following is an analysis of the leased assets included in property and equipment at December 31, 2006.

Equipment	$ 82,112
Total Cost	82,112
Less: Accumulated depreciation	(70,668)
	$ 11,444

The following is a schedule of future minimum lease payments under these agreements:

For the year ended December 31,	
2007	$ 5,136
2008	5,136
2009	2,141
	$ 12,413
Less amount of interest	1,471
Present value of minimum lease payments	$ 10,942

NOTE D – COMMITMENTS AND CONTINGENCIES (continued)

Capital Lease (continued)

Total payments made in year ended December 31, 2006 were $2,597 of which $825 was interest expense and $1,772 was applied to principal balance. The lease obligation is for a total of 36 months.

Operating Leases

The Company has entered into a lease agreement for office space from CMD terminating June 30, 2011. The Company also entered into a lease agreement for office equipment terminating May 29, 2008 as well as a lease agreement for an automobile terminating July 16, 2007. The Company has an agreement to sub-lease office two spaces in Sun City, Arizona on a month to month basis. The rents for the two offices are $679 and $845 per month. The Company has entered into a lease agreement for office space from Occidential Tower Corporation of Dallas, Texas terminating August 15, 2011.

Total rent expense for the year is as follows:

CMD Properties, Inc.	$ 752,247
Occidential Tower	25,622
Heritage Palms	10,192
Sun City Home Tax Service	8,188
De Lage Laden Financial Services	15,097
Wells Fargo	4,706
NEO Post	2,751
Infinity	7,448
Best Image	1,670
Total Rent Expense	827,921

The following is a schedule of future minimum lease payments under these agreements:

For the year ended December 31,	
2007	$ 1,473,062
2008	1,615,615
2009	1,590,555
2010	1,590,555
2011	1,243,648
2012 and beyond	144,830
	$ 7,658,265

NOTE D – COMMITMENTS AND CONTINGENCIES (continued)

Litigation

In December, 2003, a claim was filed by FFEC in superior court in Maricopa County, Arizona as plaintiff seeking damages and repayment of indebtedness related to the shut down and closure of E-BIZ Enterprises, Inc. (E-BIZ) as agent for the benefit of noteholders who had secured investments in E-BIZ. On January 8, 2005 certain defendants in the above mentioned claim filed a counterclaim against FFEC and George Fischer personally, asserting claims for negligent misrepresentation and promissory estoppel for unspecified damages. The Company believes: a) this claim has no merit, b) the chance of being found guilty is remote, and c) it will aggressively defend its position.

Inquiries

The Company received an inquiry from the Securities Division of the Arizona Corporation Commission on a matter relating to an ex-employee. The Securities Division was concerned regarding the Company's supervision of the ex-employee's outside business activities. To date, the Company has not received a final determination in this matter.

The Company received an inquiry from the National Association of Securities Dealers Regulation (NASDR) regarding supervision of brokers outside business activities. To date, the Company has not received any final determination in this matter.

Governmental Regulation

The Company is subject to federal and state provisions regulating brokers and dealers. Compliance with these provisions has not had a material effect in 2006 upon the capital expenditures, net income, financial condition or competitive position of the Company. The Company's management believes that its current practices and procedures comply with applicable federal and state requirements.

Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash balances at banks, which exceeded the related federal deposit insurance by $281,078 as of December 31, 2006.

Investment in Limited Liability Company-Consolidation

FFEC owns a 100% interest in Mortgages at First Financial, L.L.C. (an Arizona Limited Liability Company) and a 51% interest in FFEC Insurance Marketing, L.L.C. (an Arizona Limited Liability Company).

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006

NOTE D – COMMITMENTS AND CONTINGENCIES (continued)

Investment in Limited Liability Company-Consolidation (continued)

The following information summarizes the activity of the limited liability companies through December 31, 2006:

	L.L.C.	L.L.C.	Total
Total assets	$ 1,492	$ 1,000	$ 2,492
Total liabilities	(13,306)	-	$ (13,306)
Net assets/(liabilities in excess of assets)	$ (11,814)	$ 1,000	$ (10,814)
Revenues	$ 41,113	$ 93,830	$ 134,943
Net Income (Loss)	$ (5,749)	$ 30,011	$ 24,262
Company's Interest:			
Share of net income	$ (5,749)	$ 15,002	$ 9,253
Advances to limited liability company	$ 13,306	$ -	$ 13,306
Equity in net assets	(11,814)	1,000	(10,814)
Net (liabilities in excess of assets) and equity in limited liability company	$ 1,492	$ 1,000	$ 2,492

FFEC IM members have entered into an agreement to allocate income based upon special allocations based upon which member generated the related revenue.

NOTE E – RESERVE REQUIREMENT

Rule 15c3-3 of the Securities and Exchange Commission provides a formula for the maintenance by broker-dealers of reserves in connection with customer-related transactions and standards for the physical possession or control of fully-paid and excess margin securities.

There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of FFEC's business, these conditions are satisfied and the Company claims an exemption under subparagraph (k)(2)(ii) of the Rule.

NOTE F – DEPOSITS WITH CLEARING ORGANIZATION

The Company has a deposit with the clearing organization, which is required per the signed agreement. The current required amount is $250,000. The deposit is held in an interest-bearing cash account with an interest rate as of December 31, 2006 of 4.54%. The NASD requires that the clearing organization keep this security in a separate clearing account.

NOTE G – FAIR VALUES OF FINANCIAL INSTRUMENTS

Cash and Cash Equivalents

The carrying amount reported in the Consolidated Statement of Financial Condition for cash and cash equivalents approximates their fair value because of the short maturity of these instruments.

Deposits with Clearing Organizations

The carrying amount reported in the Consolidated Statement of Financial Condition for deposits with clearing organizations approximates their fair value because of the short maturity of these instruments.

Securities owned Marketable

The Company purchases securities that are bought for the purpose of selling them in the near term (thus held only for a short time) and are classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used with the objective of generating profits on short-term differences in price.

The change in the net unrealized holding gain for the year, which is included in income from operations, is as follows:

	Cost	Fair Market Value	Holding Gain/(Loss)
Marketable Securities	$ 430,890	$ 288,685	$ (142,205)
Net Investment Gains (Losses) –			
Unrealized			$ (66,605)
Realized Gain (Losses)			14,424
			$(52,181)

Capital Lease Obligation

The carrying amount in the Consolidated Statement of Financial Condition for the capital lease obligation approximates its fair value because the interest rates on these instruments approximate interest rates charged on borrowings with similar risk.

NOTE G – FAIR VALUES OF FINANCIAL INSTRUMENTS (continued)

Off Balance Sheet Risk

The Company introduces all customer transactions in securities traded on U.S. securities markets to another New York Stock Exchange member firm on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers or counter parties to maintain margin collateral in compliance with various regulatory requirements, the clearing broker's guidelines and industry standards. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions when necessary.

NOTE H –PROPERTY AND EQUIPMENT

The Company property is listed below

Asset Category	Carrying value
Furniture and Fixture	$19,618
Equipment	144,999
Leasehold Improvements	5,577
Total Property	170,194
Accumulated Depreciation	(134,614)
Net	$ 35,580

NOTE I – SUBSEQUENT EVENT

The Company has expanded it operations into Colorado with an office being opened in Denver, Colorado during March 2007.

Additional Information

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARIES

Consolidated Schedule of General and Administrative Expenses

For the Year Ended December 31, 2006

Bank Charges	$	323
Bonding Fees		7,758
Business Promotion		3,285
Compliance Expense		19,070
Continuing Education		6,003
Depreciation Expense		20,253
Dues and Subscriptions		29,080
Employee Leasing		1,841,637
Information Systems Expense		145,893
Insurance Expense		13,694
Licenses and Regulatory Fees		84,409
Meals and Entertainment		11,868
Miscellaneous		624
Office Expense		143,431
Outside Services		68,951
Postage and Delivery Service		36,142
Professional Fees		86,041
Reimbursed Expenses - Employees		21,698
Rent		827,921
Repairs and Maintenance Expense		26,327
Taxes, Licenses & Fees		2,590
Telephone Expense		72,951
Travel		8,979
Total General and Administrative Expenses	$	3,478,928

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARIES
Supplemental Schedule of Computation of Net Capital
for Brokers and Dealers (Unconsolidated)
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2006

NET CAPITAL		
Total Shareholders' Equity Qualified for Net Capital	$	1,297,202
Adjustments to Shareholders' Equity		
Deductions and/ or Charges - Total Non-Allowable Assets Net of Related Liabilities		(541,227)
Security Adjustment - Short Haircut Position		(63,461)
Undue Concentration - Short Haircut Position		(16,092)
Total Adjustments to Shareholders' Equity		(620,780)
Net Capital		676,422
AGGREGATE INDEBTEDNESS		
Items Included in Statement of Financial Conditions		
Other Accounts Payable and Accrued Liabilities	$	276,530
Total Aggregate Indebtedness	$	276,530
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required - greater of $250,000 or 66 2/3% of aggregated indebtedness	$	250,000
Ratio: Aggregate indebtedness to Net Capital		.41 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2006)		
Net Capital, as reported in Company's Part II (Unaudited) Focus Report	$	684,222
Net Audit Adjustments		
Increase in Lease Payable		(10,942)
Decrease in 401K Payable		3,799
Other Audit Adjustments		(657)
Total Audit Adjustment		(7,800)
Net Capital, per above	$	676,422



R.C. Acosta, CPA, PC
Certified Public Accountant
A Professional Corporation

11333 N. Scottsdale Road, Suite 130
Scottsdale, Arizona 85254
480·951·5080
FAX 480·951·2541

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

Board of Directors
First Financial Equity Corporation

In planning and performing our audit of the consolidated financial statements of First Financial Equity Corporation and Subsidiaries (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member:
American Institute of Certified Public Accountants
Arizona Society of Certified Public Accountants

Because of the inherent limitations in any internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, ore report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Scottsdale, Arizona
February 27, 2007

END